SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Federal-Mogul Corporation
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

313549 404
(CUSIP Number)

Keith Schaitkin, Esq.
General Counsel
Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
IEH FM Holdings LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
76,697,804

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
76,697,804

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,697,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.55%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
76,697,804

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
76,697,804

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,697,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.55%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
76,697,804

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
76,697,804

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,697,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.55%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
76,697,804

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
76,697,804

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,697,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.55%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 313549 404

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
76,697,804

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
76,697,804

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,697,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.55%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 7, 2008, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Federal-Mogul Corporation (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.  Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

On December 2, 2012, FM Holdings entered into an Investment Agreement with the Issuer (the “Investment Agreement”), pursuant to which, among other things: (i) FM Holdings has agreed to purchase from the Issuer 19,108,280 Shares at a price equal to $7.85 per Share for an aggregate purchase price of $150 million in a private placement transaction that is expected to be completed during December 2012; (ii) the Issuer has agreed to commence a $150 million rights offering as soon as practicable following the consummation of the private placement, pursuant to which the Issuer will distribute to its stockholders subscription rights representing the right to purchase Shares at a price per Share equal to the lower of $7.85 and the volume-weighted average price per Share during the ten trading days immediately preceding the record date for the rights offering; (iii) FM Holdings has agreed to fully exercise its basic subscription rights in the rights offering but will not participate in any oversubscription privilege; (iv) FM Holdings has agreed not to exercise a number of rights in the rights offering as may be necessary to satisfy the subscriptions of other stockholders pursuant to the oversubscription privilege, except that, in no event, will the number of rights that FM Holdings agrees not to exercise cause FM Holdings’ aggregate beneficial ownership to be less than 80.1% of the outstanding Shares after giving effect to the private placement and the rights offering; (v) FM Holdings has agreed to backstop the rights offering by purchasing any Shares not subscribed for by other stockholders, up to $150 million; (vi) in the event that the Issuer does not complete the rights offering for any reason within 180 days following the date of the Investment Agreement, the Issuer may cause FM Holdings to purchase up to $150 million of Shares in a private placement transaction at a price per Share equal to the volume-weighted average price per Share during the ten trading days immediately preceding the date of such transaction, subject to the receipt of any stockholder approval required under applicable NASDAQ rules; (vii) FM Holdings has agreed that, except as specifically contemplated by the Investment Agreement, it will not, without the prior approval of a special committee of the Issuer’s board of directors (A) for a period of three years from the date of the completion of the private placement, effectuate a short-form merger involving the Issuer or (B) through the earlier of (1) 180 days from the date of the completion of the private placement or (2) the completion of the rights offering, acquire, through transactions executed on NASDAQ (subject to limited exceptions) or through any tender offer, any additional Shares; (viii) FM Holdings’ obligations under the Investment Agreement are conditioned on the Issuer’s completion of an amendment to its credit facility, including obtaining the extension of the maturity date with respect to at least $1.2 billion of term loans outstanding thereunder; and (ix) the Issuer also will provide registration rights to FM Holdings with respect to Shares issued pursuant to the Investment Agreement, and the parties will enter into a tax allocation arrangement.  The foregoing summary is qualified in its entirety by reference to the complete text of the Investment Agreement, a copy of which is filed herewith as an exhibit and incorporated into this Item 4 by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 76,697,804 Shares, representing approximately 77.55% of the Issuer's outstanding Shares (based upon the 98,904,500 Shares stated to be outstanding as of October 26, 2012 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 30, 2012).

(b) FM Holdings has sole voting power and sole dispositive power with regard to 76,697,804 Shares. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to FM Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which FM Holdings directly beneficially owns. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) Except as set forth above in Item 4, the Reporting Persons have not effected any transactions with respect to Shares during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.
Investment Agreement, by and between IEH FM Holdings LLC and Federal-Mogul Corporation, dated December 2, 2012 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Federal-Mogul Corporation on December 3, 2012).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012

IEH FM HOLDINGS, LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

                By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
     Name: Edward E. Mattner
         Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 5 to Schedule 13D – Federal-Mogul Corporation]